Exhibit 21.1

SUBSIDIARIES

(1)	Barfresh, Inc., a Nevada corporation, wholly owned subsidiary

(2)	Barfresh Corporation, Inc., a Delaware corporation, wholly owned subsidiary

(3)	Arps Dairy, Inc., an Ohio corporation, wholly owned subsidiary